Exhibit 1.01

BlackSky Technology Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2025 to December 31, 2025

As used in this report, the terms "BlackSky,” "we,” "us,” "our” and "Company” mean BlackSky Technology Inc. and its subsidiaries. This report for the period January 1, 2025 to December 31, 2025 is prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to tin, tantalum, tungsten and gold (“3TG” or “conflict minerals”) as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). In compliance with SEC rules and requirements, this report is not subject to an independent private sector audit.

Introduction
BlackSky is a space technology company that delivers real-time imagery, analytics and high-frequency monitoring of the world’s most critical and strategic locations, economic assets, and events, along with solutions that allow customers the ability to acquire, own, and operate their own customized satellite(s) and space-to-ground system(s). BlackSky owns and operates an advanced purpose-built commercial, real-time intelligence system that combines the power of the BlackSky Spectra tasking and analytics software platform and the Company's proprietary high-resolution low earth orbit (“LEO”) small satellite constellation.
BlackSky delivers a comprehensive suite of space-based intelligence products and services through three integrated revenue streams—space-based intelligence & AI services, mission solutions, and advanced technology programs. By taking a software-first technology approach, we are delivering real-time space-based intelligence at disruptive speed, scale and economics. BlackSky is trusted by many government and commercial organizations around the world, including U.S defense and intelligence agencies and international ministries of defense. See our Fiscal 2025 Annual Report on Form 10-K, Part I. Item 1. Business, for a more detailed description of our products.
As of the date of this report, we do not knowingly purchase any 3TG directly from any source and do not have any direct relationships with smelters, refiners or miners of 3TG. However, our satellites include component parts and materials that are purchased from third-party suppliers and some of these component parts and materials may contain 3TG. As defined by the Organization for Economic Co-operation and Development (OECD), we are a downstream company several levels removed from the smelters, refiners and miners of 3TG. As such, direct knowledge of relevant facts and/or access to information regarding the source and chain of custody of 3TG that may be contained in our products is generally not available to us and we must obtain 3TG information from our suppliers, largely through a participatory process.
Policy
We support efforts to encourage disclosure and the responsible sourcing of 3TG in our supply chain and have implemented a framework to collect information concerning the country of origin and chain of custody of 3TG in our supply chain. We expect our suppliers to commit to responsible sourcing of 3TG through their supply chains and, when applicable, to establish and maintain a policy and framework to reasonably assure that the products they manufacture do not contain 3TG that finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or a country that borders the DRC (collectively, the Covered Countries).
To perform our reasonable country of origin inquiry (RCOI), we have implemented a due diligence framework consistent with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict - Affected and High-Risk Areas. We use a template developed by the Responsible Minerals Initiative (RMI) to help us gather information from our suppliers.
Subject to any new or changed information identified as a result of our ongoing RCOI and due diligence processes, we confirm that we have not knowingly supplied, and will not knowingly supply, any customers with products that contain 3TG that finance or benefit armed groups in the Covered Countries. If we become aware of evidence that products we supplied to our customers contain conflict minerals originating in the Covered Countries or financing armed groups in the Covered Countries, we will notify such customers accordingly.
RCOI Results
Our RCOI conducted for the period from January 1, 2025 to December 31, 2025 included the following procedures:
(i) defined "active direct supplier” generally as any supplier that we directly purchased a component part from during the reporting period and whose component part may contain 3TG; (ii) identified and created a list of active direct suppliers; (iii) entered into dialogue with active direct suppliers to promote awareness of Section 1502 of Dodd-Frank and Rule 13p-1 and to communicate our supplier expectations with respect to conflict minerals sourcing, as well as to obtain information on their policies and procedures developed or being developed to identify processing facilities of 3TG in their supply chain; (iv) conducted an RCOI of active direct suppliers by requesting that such suppliers complete the RMI’s Conflict Minerals Reporting Template (CMRT) and/or obtained a copy of the supplier’s CMRT from the supplier’s website; and (v) followed-up with active direct suppliers that either did not respond to our request to complete a CMRT, or provided missing, incomplete or contradictory responses.

The results of our RCOI, for the period from January 1, 2025 to December 31, 2025, are as follows:

Active direct suppliers surveyed	100%
Total active direct suppliers that responded	91%
Type of responses received:
Due diligence ongoing / undeterminable	56%
3TG used but DRC conflict free	25%
3TG not used	19%
3TG determined to not be DRC conflict free	0%